Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 26 - 2006

NOVEMBER 10, 2006
FOR IMMEDIATE RELEASE

GOLD PRODUCTION AT CASA BERARDI TO COMMENCE IN NOVEMBER 2006;

ENCOURAGING DRILL RESULTS FROM THE PRINCIPAL ZONES

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) confirms that the start up of operations at Casa Berardi is expected this month, following completion of the preproduction development work.

Casa Berardi Progress report

The mill is currently processing material from the surface stockpile of development ore and should be operating at the initial production rate of 1,600 tonnes per day by mid November, 2006.  Thereafter, mill feed will come from the underground stopes currently being developed.  Mill throughput will gradually increase to 2,200 tonnes per day over the next twelve months in accordance with the feasibility study.

Preproduction work that remains to be completed prior to start up is as follows:

▪

Shaft sinking is complete and commissioning for the hoisting of ore, waste and personnel should be completed early next week.

▪

Surface construction of the main ventilation portal and associated underground infrastructure, which will significantly improve the underground airflow, should be completed in the next ten days.

▪

Backfill is critical to commencing mining operations.  The cement plant, fill raise and underground slurry distribution is expected to be finished by mid-November.  The fill raise collar and dump are complete.  Sufficient waste fill rock material has been stockpiled underground to enable mining operations to commence.

▪

Mill rehabilitation and modifications are complete.  Commissioning of the crushing and cyanide circuits is complete, and commissioning of the gravity circuit is proceeding with the processing of the surface stockpile of development ore.

▪

Underground stope preparation is in progress between the 650 and 730 metre levels on Zone 113.  Forty six (46) access stopes are active, including 15 stopes that have been developed, drilled and are ready to be blasted.

Definition drilling of Zone 113

On Zone 113, where mining operations will commence, definition drilling continues along the 630 metre level drift.  Zone 113 is usually wider in the central and western sections, where it is folded, and tends to be narrower along the flank in the eastern sections.  Results are as follows:

Aurizon Mines Ltd.
News Release – November 10, 2006

Gold Production at Casa Berardi to Commence in November 2006;

Encouraging Drill Results From The Principal Zones

Definition Hole #	Gold Ounces per ton uncut	Gold Grams per tonne uncut	Thickness Metres (along the hole)	Definition Hole #	Gold Ounces per ton uncut	Gold Grams per tonne uncut	Thickness Metres (along the hole)
Western and central section
630-10	1.09	37.4	17.0	630-11	0.39	13.2	20.7
630-03	0.86	29.8	11.2	630-05	0.31	10.8	9.7
630-08	0.70	24.0	13.8	630-14	0.29	10.0	6.7
630-13	0.65	22.2	18.6	630-09	0.23	8.0	3.6
630-12	0.59	20.3	16.0	630-02	0.17	6.9	14.0
630-07	0.43	14.6	13.0	630-04	0.12	4.2	7.2
630-01	0.42	14.4	21.4	630-06	0.12	4.2	11.8
Eastern section
630-20	1.34	46.1	2.7	630-18	0.32	11.1	4.0
630-22	1.20	41.2	5.5	630-19	0.25	8.7	4.6
630-21	0.73	25.2	2.8	630-16	0.19	6.4	7.8
630-24	0.45	15.4	4.1	630-15	0.18	6.2	7.2
630-23	0.37	12.8	4.5	630-25	0.11	3.8	1.3
630-17	0.23	8.0	10.0

Zone 113 is interpreted to dip steeply to the south. The vein orientation and correlation between drill holes indicate that the system is nearly vertical.  Definition drill holes are performed from each underground footwall drift, which are 20 metres apart.  Holes along the drift elevation are flat, while holes between the drifts are dipping 5-10 degrees.  This makes the true width of the system between 90% and 100% of the down hole intervals reported above.

Exploration drilling

Aurizon initiated a wide spaced exploration program in the area of the Principal Zones this summer with two drill rigs active on surface.  In addition, one rig was active from underground along the dip extension of Zones 118-120.  The Principal Zones, which host indicated mineral resources of 655,000 tonnes grading 6.2 grams of gold per tonne (130,000 ounces) and inferred mineral resources of 2.9 million tonnes grading 6.4 grams of gold per tonne (615,000 ounces), are not included in the current mining plan.  The majority of the Principal Zones are located north of the Casa Berardi fault, 1,000 metres east of the new production shaft.

As shown on the geological cross section model attached to the press release, the location of the mineralization differs from the West Mine area.  In the upper levels, mineralization is usually located on the northern side of the Casa Berardi fault.  Between the 280 metre track drift and the 1,000 metre elevation, mineralisation tends to follow the contact between conglomerate and sediment units and moves away from the fault, resulting in moderate grades and widths.  Below the 1,000 metre elevation, high grade mineralization is again encountered along the fault.

Zones 118-120 dip extension (mineralization along the fault)

Along the dip extension of Zones 118-120, mineralization is encountered within quartz veins and/or stockwork close to the contact with the Casa Berardi fault.  Best holes in this area previously announced were 12.2 grams/tonne of gold over 7.2 metres and 7.7 grams/tonne of gold over 21.0 metres.  A new hole, P22, returned 12.2 grams/tonne over 9.9 metres, including 31.3 grams/tonne over 3.6 metres.    During the winter season, a surface drilling program will be initiated to test for a possible high grade core below the 1,200 metre elevation.

Mineralization at the contact between a conglomerate and sedimentary unit

The current drill program is testing the south side of the Casa Berardi fault, where most of the known economic zones in both the West Mine and East Mine are located.  Mineralization has been encountered along the contact between a sedimentary and a conglomerate unit.  Best holes returned 8.1 grams/tonne gold over 5.5 metres and 11.3 grams/tonne of gold over 7.1 metres.

Aurizon Mines Ltd.
News Release – November 10, 2006

Gold Production at Casa Berardi to Commence in November 2006;

Encouraging Drill Results From The Principal Zones

Principal Zones

Two holes intersected the Principal Zones, north of the Casa Berardi fault and returned 29.7 grams/tonne of gold over 20.5 metres and 20.1 grams/tonne of gold over 1.5 metres.

Rehabilitation of the existing 280 metre level track drift, which connects the West Mine area to the shaft located at the East Mine, is budgeted for next year.  The drift can then be utilized for an extensive underground exploration and infill drilling program.  The main objective is to convert the existing mineral resources to reserves with an appropriate mining plan.

Definition Hole #	Gold Ounces per ton uncut	Gold Grams per tonne uncut	Thickness Metres (along the hole)	Definition Hole #	Gold Ounces per ton uncut	Gold Grams per tonne uncut	Thickness Metres (along the hole)
118-120 Dip extension (high grade core)
P22 including	0.36 0.91	12.2 31.3	9.9 3.6
Principal Zones
S245	0.87	29.7	20.5	S247	0.59	20.1	1.5
Conglomerate-sediment contact
P15	1.33	45.6	1.6	S244	0.12 0.07 0.06 0.06	4.0 2.3 2.1 2.0	3.0 6.3 2.6 8.0
P15A	0.13 0.16	4.7² 5.5¹	7.0 10.8	S245	0.10 0.07	3.5 2.3	5.7 19.6
P19	0.06	2.1	22.4	S248	0.13	4.4	3.4
P20	0.33	11.3²	7.1	S249	0.24 0.06	8.1² 2.1¹	5.5 3.2
P20B	0.11 0.17	6.0² 5.8¹	4.0 2.6	S251	0.13	4.4	3.2
P22A including	0.08 0.17	2.7 5.7	11.5 2.3	S242	0.14	4.9	2.7

Note ¹ - Casa Berardi Fault

Note ² - Contact between Conglomerate and Sedimentary Unit

Vein orientation and interpretation of mineralization between drill holes indicate that the Principal Zones and the high grade core follow the vertical structured trend of the Casa Berardi fault and indicate that the mineralized system is nearly vertical.  The holes drilled from the surface have intercepted the Zones at an angle of approximately 45 degrees.  This makes the true width of the system between 45% to 55% of the down hole intervals reported above.

The mineralization, which follows the contact between the sedimentary and conglomerate units, is interpreted to follow the structure steeply dipping to the south and locally follow the nose of a fold and its southern flank.  Vein orientation and interpretation of mineralization between drill holes, indicate that the system is flat in the upper levels and dips moderately to the south in the deeper levels.  This makes the true width of the system between 70% to 75% of the down hole intervals reported above.

Aurizon Mines Ltd.
News Release – November 10, 2006

Gold Production at Casa Berardi to Commence in November 2006;

Encouraging Drill Results From The Principal Zones

Quality Control

Core assays are performed on whole core or core sawed in half, with standard fire assay procedures and atomic absorption finish.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed on site and check assays are carried out by ALS Chemex of Val D’Or, Quebec.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P. Eng., Superintendent Mining Geology, an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

Two sketches are attached showing the underground exploration progress and the 630 metre level definition drilling results.  All other information previously released on the Casa Berardi Project is also available on the Aurizon website.

Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing gold production through accretive transactions.  The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of current gold prices.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

14.4/21.4
6.9/14.0
4.2/7.2
4.2/11.8
24.0/13.8
37.4/17.0
20.3/16.0
10.0/6.7
11.1/4.0
46.1/2.7
41.2/5.5
15.4/4.1
10.8/9.7
29.8/11.2
14.6/13.0
8.0/3.6
13.2/20.7
22.2/18.6
6.2/7.2
8.0/10.0
6.4/7.8
8.7/4.6
25.2/2.8
12.8/4.5
3.8/1.3
630 Lev.
670 Lev.
690 Lev.
710 Lev.
730 Lev.
-650m
-700m
4350m
4300m
11200E
11300E
Previous Infill Drilling From 550m Level
Previous Definition Drilling Reported From Foot Wall Drift
New Definition Drilling Reported From Foot Wall Drift
Metal Facteur >100
8.4/7.1 = g/t Au/m

Zone 113
Definition Drilling
0
200m

AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC

113 High Grade Core Definition Drilling

November 10, 2006

Reference: New Release Issue No. 26-2006 - Sketch B